1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2004

China Unicom Limited

(Translation of registrant’s name into English)

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number		Page

1.1	Announcement in respect of the acquisition of the entire issued share capital of China Unicom International Limited dated July 28, 2004.	1

FORWARD-LOOKING STATEMENTS

The Announcement of the Company, constituting Exhibits 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, the Company’s operating strategy and future plans; its future business condition and financial results; the Company’s ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets and future growth of market demand for the Company’s services.

Such forward-looking statements reflect the current views of the Company with respect to future events.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: July 28, 2004

	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director